UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Flex Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

33938A105

(CUSIP Number)

Christoph Westphal, M.D., Ph.D.

Longwood Fund Management

Prudential Tower, Suite 1555

800 Boylston Street

Boston, Massachusetts 02199

(617) 351-2590

with a copy to:

Andrew Kurzon

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 33938A105

(1)	Names of Reporting Persons Longwood Fund II, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 2,697,264

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 2,697,264

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,697,264

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 15.1%

(14)	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 33938A105

(1)	Names of Reporting Persons Longwood Fund II GP, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 2,697,264

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 2,697,264

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,697,264

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 15.1%

(14)	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 33938A105

(1)	Names of Reporting Persons Christoph Westphal, M.D., Ph.D.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF, PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 3,902,927

	(8)	Shared Voting Power 2,697,264

	(9)	Sole Dispositive Power 3,902,927

	(10)	Shared Dispositive Power 2,697,264

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,600,191

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 37.0%

(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 33938A105

(1)	Names of Reporting Persons Richard Aldrich

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF, PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 216,829

	(8)	Shared Voting Power 2,697,264

	(9)	Sole Dispositive Power 216,829

	(10)	Shared Dispositive Power 2,697,264

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,914,093

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 16.3%

(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 33938A105

(1)	Names of Reporting Persons Michelle Dipp, M.D., Ph.D.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF, PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 216,829

	(8)	Shared Voting Power 2,697,264

	(9)	Sole Dispositive Power 216,829

	(10)	Shared Dispositive Power 2,697,264

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,914,093

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 16.3%

(14)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 33938A105

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the common stock, par value $0.0001 per share (the “Common Stock”), of Flex Pharma, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 800 Boylston Street, 24th Floor, Boston MA 02199. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)              This statement is filed by:

(i)                      Longwood Fund II, L.P., a Delaware limited partnership (the “Fund”), with respect to the shares of Common Stock directly and beneficially owned by it;

(ii)                   Longwood Fund II GP, LLC, a Delaware limited liability company (the “General Partner”), with respect to the shares of Common Stock beneficially owned by it;

(iii)                Christoph Westphal, M.D., Ph.D., with respect to the shares of Common Stock directly and beneficially owned by him;

(iv)               Richard Aldrich, with respect to the shares of Common Stock directly and beneficially owned by him; and

(v)                  Michelle Dipp, M.D., Ph.D., with respect to the shares of Common Stock directly and beneficially owned by her.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

The General Partner is the general partner of the Fund and exercises voting and investment power with respect to securities owned directly by the Fund.  Richard Aldrich, Michelle Dipp, M.D., Ph.D., and Christoph Westphal, M.D., Ph.D., are the managers of the General Partner and share voting and dispositive power with respect to the securities held by the Fund.  The General Partner, Mr. Aldrich, Dr. Dipp and Dr. Westphal each disclaim beneficial ownership of the securities owned directly by the Fund, except to the extent of their pecuniary interest therein.

(b)              The business address of each of the Reporting Persons is:

Longwood Fund

Prudential Tower, Suite 1555

800 Boylston Street

Boston, Massachusetts 02199

(c)               The present principal business of the Fund, the General Partner, Dr. Westphal, Mr. Aldrich, and Dr. Dipp is the venture capital investment business.  Dr. Westphal is also the president, chief executive officer and chairman of the Issuer.  Dr. Dipp is the chief executive officer of OvaScience, Inc., a pharmaceutical company located at 215 First Street, #240, Cambridge, MA 02142.

(d)              No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)               No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                Citizenship of the Reporting Persons is as set forth below:

The Fund	Delaware, United States of America
The General Partner	Delaware, United States of America
Dr. Westphal	United States of America
Mr. Aldrich	United States of America
Dr. Dipp	United States of America

Item 3.	Source and Amount of Funds or Other Consideration.

On March 21, 2014, the Fund acquired an aggregate of 8,000,000 shares of Series A convertible preferred stock of the Issuer for an aggregate purchase price of $8,000,000.  On July 23, 2014, the Fund acquired an aggregate of 2,212,756 shares of Series B convertible preferred stock of the Issuer for an aggregate purchase price of $3,999,999.  All such shares were acquired with working capital.  On February 3, 2015, the Fund’s shares of the Issuer’s Series A convertible preferred stock and Series B convertible preferred stock were converted into Common Stock on a 4.2825-for-1 basis.

On January 28, 2015, in connection with the Issuer’s initial public offering, the Fund acquired 312,500 shares of Common Stock for an aggregate purchase price of $5,000,000.

In addition, in connection with the formation of the Issuer, on March 5, 2014, Dr. Westphal purchased 14,040,000 shares of Common Stock from the Issuer pursuant to a restricted stock agreement with the Issuer for an aggregate purchase price of $1,404.00, Mr. Aldrich purchased 780,000 shares of Common Stock from the Issuer pursuant to a restricted stock agreement with the Issuer for an aggregate purchase price of $78.00, and Dr. Dipp purchased 780,000 shares of Common Stock from the Issuer pursuant to a restricted stock agreement with the Issuer for an aggregate purchase price of $78.00.  On December 1, 2014, Mr. Aldrich transferred 300,000 of these shares to the Richard H. Aldrich 2014 GRAT.  On April 9, 2014, Dr. Westphal purchased an additional 2,674,286 shares of Common Stock from the Issuer pursuant to a restricted stock agreement with the Issuer for an aggregate purchase price of $267.43, Mr. Aldrich purchased an additional 148,571 shares of Common Stock from the Issuer pursuant to a restricted stock agreement with the Issuer for an aggregate purchase price of $14.86, and Dr. Dipp purchased an additional 148,571 shares of Common Stock from the Issuer pursuant to a restricted stock agreement with the Issuer for an aggregate purchase price of $14.86.  All such shares were acquired with the personal funds of such Reporting Persons.  On January 15, 2015, the Issuer underwent a 4.2825-for-1 stock split affecting such shares.

Item 4.	Purpose of Transaction.

The shares of capital stock reported herein were acquired solely for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons of others of shares of the Issuer’s Common Stock held by such stockholders.

Dr. Westphal is the president, chief executive officer and chairman of the Issuer and is also a manager of the General Partner.

The Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4. In addition, the Reporting Persons may exercise their rights under the Investors’ Rights Agreement, as defined below.

Other than as described above, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a)         The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)         An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)         Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)          Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)         Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)             A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)            Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein is determined in accordance with Securities and Exchange Commission (“SEC”) rules and is based upon 17,842,473 shares of the Issuer’s Common Stock outstanding as of February 12, 2015. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

A.            Longwood Fund II, L.P.

(a)         As of the closing of business on February 12, 2015, the Fund beneficially owned 2,697,264 shares of Common Stock, representing a beneficial ownership of approximately 15.1% of the shares of Common Stock.  All such shares are directly held by the Fund.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	2,697,264
	3. Sole power to dispose or direct the disposition:	0
	4. Shared power to dispose or direct the disposition:	2,697,264

B.            Longwood Fund II GP, LLC

(a)         As of the closing of business on February 12, 2015, the General Partner beneficially owned 2,697,264 shares of Common Stock, representing a beneficial ownership of approximately 15.1% of the shares of Common Stock.  All such shares are directly held by the Fund.

(b)	1. Sole power to vote or direct vote:	0
	2. Shared power to vote or direct vote:	2,697,264

3. Sole power to dispose or direct the disposition:	0
4. Shared power to dispose or direct the disposition:	2,697,264

C.	Christoph Westphal, M.D., Ph.D.

(a)         As of the closing of business on February 12, 2015, Christoph Westphal, M.D., Ph.D., beneficially owned 6,600,191 shares of Common Stock, representing a beneficial ownership of approximately 37.0% of the shares of Common Stock.  3,902,927 of these shares are directly held by Dr. Westphal personally and 2,697,264 are directly held by the Fund.

(b)	1. Sole power to vote or direct vote:	3,902,927
	2. Shared power to vote or direct vote:	2,697,264
	3. Sole power to dispose or direct the disposition:	3,902,927
	4. Shared power to dispose or direct the disposition:	2,697,264

D.	Richard Aldrich

(a)         As of the closing of business on February 12, 2015, Richard Aldrich beneficially owned 2,914,093 shares of Common Stock, representing a beneficial ownership of approximately 16.3% of the shares of Common Stock.  146,777 of these shares are directly held by Mr. Aldrich personally, 70,052 are directly held by the Richard H. Aldrich 2014 GRAT and 2,697,264 are directly held by the Fund.

(b)	1. Sole power to vote or direct vote:	216,829
	2. Shared power to vote or direct vote:	2,697,264
	3. Sole power to dispose or direct the disposition:	216,829
	4. Shared power to dispose or direct the disposition:	2,697,264

E.	Michelle Dipp, M.D., Ph.D.

(a) As of the closing of business on February 12, 2015, Michelle Dipp, M.D., Ph.D. beneficially owned 2,914,093 shares of Common Stock, representing a beneficial ownership of approximately 16.3% of the shares of Common Stock. 216,829 of these shares are directly held by Dr. Dipp and 2,697,264 of these shares are directly held by the Fund.

(b)	1. Sole power to vote or direct vote:	216,829
	2. Shared power to vote or direct vote:	2,697,264
	3. Sole power to dispose or direct the disposition:	216,829
	4. Shared power to dispose or direct the disposition:	2,697,264

(c) See Item 3.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Investors’ Rights Agreement

The Reporting Persons and certain other stockholders of the Issuer have entered into an Amended and Restated Investors’ Rights Agreement dated July 23, 2014 (the “Investors’ Rights Agreement”) with the Issuer. The Investors’ Rights Agreement provides these holders various rights, including the right to have the Issuer file registration statements covering their shares of Common Stock issued upon conversion of their preferred stock or request that such shares be covered by a registration statement that the Issuer is otherwise filing, the right to receive certain financial information and the right to participate in future equity offerings.

Demand Registration Rights

Pursuant to the Investors’ Rights Agreement, at any time beginning 180 days following the effective date of the Issuer’s registration statement on Form S-1, the holders of at least 20% of the registrable securities, as defined in the Investors’ Rights Agreement, have the right to make up to two demands that the Issuer file a registration statement under the Securities Act covering registrable securities of such holders with an anticipated aggregate offering price of securities of at least $10.0 million, subject to specified exceptions.

Form S-3 Registration Rights

Pursuant to the Investors’ Rights Agreement, if the Issuer is eligible to file a registration statement on Form S-3, holders of registrable securities have the right to demand that the Issuer file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $3.0 million, subject to specified exceptions, conditions and limitations.

“Piggyback” Registration Rights

Pursuant to the Investors’ Rights Agreement, if the Issuer registers any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 30% of the total number of shares requested by the holders to be included in the registration statement.

Expenses of Registration

Generally, the Issuer is required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions.

Expiration of Registration Rights

The demand, piggyback and Form S-3 registration rights discussed above will terminate five years following the closing of the Issuer’s initial public offering, after the consummation of a liquidation event or, as to a given holder of registrable securities, when such holder is able to sell all of their registrable securities in a single 90-day period under Rule 144 of the Securities Act, or Rule 144.

Lock-up Agreements

Each of the Reporting Persons who holds shares directly, as well as other holders of certain shares of the Issuer’s Common Stock, have agreed that they will not, without the prior written consent of Jeffries LLC and Piper Jaffray & Co., during the period beginning on the date such Reporting Person signed the lockup agreement (October 27, 2014 for the Fund, October 28, 2014 for Dr. Westphal, and December 3, 2014 for Dr. Dipp, Mr. Aldrich, and the Richard H. Aldrich 2014 GRAT) and continuing through the close of trading on the date that is 180 days after the date of the prospectus filed in connection with the initial public offering of the Common Stock:

•                  sell or offer to sell any shares of Common Stock or related securities owned either of record or beneficially by such Reporting Person or their specified family members;

•                  enter into any swap;

•                  make any demand for, or exercise any right with respect to, the registration under the Securities Act of 1933, as amended, of the offer and sale of any shares of Common Stock or related securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration; or

•                  publicly announce any intention to do any of the foregoing.

These lock-up provisions will not apply to, among other things, the transfer of shares of Common Stock or related securities by gift, will or intestate succession, or to a trust whose beneficiaries are such Reporting Person or his or her family members, or to any entity all the beneficial ownership interests of which are held by the Reporting Person or his or her family members, or to distributions of the Reporting Person’s shares to its partners, members or stockholders, as long as such disposition is not for value.

Restricted Stock Agreements

Dr. Dipp, Mr. Aldrich and Dr. Westphal are each party to restricted stock agreements with the Issuer, pursuant to which the shares of the Issuer’s Common Stock that each such Reporting Person holds directly or via a trust are subject to a vesting schedule and other restrictions on transfer and otherwise.

The foregoing description of the terms of the Investors’ Rights Agreement, the lock-up agreements and the restricted stock agreements is intended as a summary only and is qualified in its entirety by reference to the Investors’ Rights Agreement, the lock-up agreements and the restricted stock agreements, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement
99.2

Amended and Restated Investors’ Rights Agreement, dated July 23, 2014, by and among the Issuer and the other parties thereto (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-201276), filed by the Issuer on December 29, 2014).

99.3	Form of Restricted Stock Purchase Agreement between the Issuer and each of Michelle Dipp, Christoph Westphal and Richard Aldrich
99.4	Form of Restricted Stock Award Agreement under the 2014 Equity Incentive Plan between the Issuer and each of Michelle Dipp, Christoph Westphal and Richard Aldrich

SCHEDULE 13D

CUSIP No. 33938A105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February , 2015

LONGWOOD FUND II, L.P.

By:	Longwood Fund II GP, LLC, a
Delaware limited liability company and
general partner of Longwood Fund II L.P.

By:	/s/ Michelle Dipp, M.D., Ph.D.
Michelle Dipp, M.D., Ph.D., Manager

LONGWOOD FUND II GP, LLC

By:	/s/ Michelle Dipp, M.D., Ph.D.
Michelle Dipp, M.D., Ph.D., Manager

/s/ Christoph Westphal, M.D., Ph.D.
Christoph Westphal, M.D., Ph.D.

/s/ Richard Aldrich
Richard Aldrich

/s/ Michelle Dipp, M.D., Ph.D.
Michelle Dipp, M.D., Ph.D.